EXHIBIT 99.1

News Release

Tel Aviv District Court Ordered MediWound to Purchase Approximately
$1.5 Million of PolyHeal Shares; MediWound Weighing an Appeal

YAVNE, Israel – November 13, 2017 -- MediWound Ltd. (NASDAQ: MDWD), a fully-integrated biopharmaceutical company specializing in innovative therapies to address unmet needs in severe burn and wound management, today announced that the Tel Aviv District Court ordered that MediWound (the “Company”) is obligated to purchases shares of three shareholders of PolyHeal Ltd. (“PolyHeal”) for approximately $1.5 million pursuant to a claim made by such PolyHeal shareholders.

As previously disclosed, in 2010 MediWound entered into a series of agreements with Teva Pharmaceutical Industries Ltd. (“Teva”) and PolyHeal to collaborate in the development, manufacturing and commercialization of PolyHeal’s wound product (the “PolyHeal Product”). Under the 2010 series of agreements between PolyHeal and the Company (collectively, the “2010 PolyHeal Agreements”), PolyHeal granted us an exclusive global license to develop, manufacture and commercialize the PolyHeal Product, and the Company granted an exclusive worldwide sub-license to Teva to commercialize the PolyHeal Product. In addition, in accordance with the 2010 PolyHeal Agreements, Teva made investments in the Company’s ordinary shares, agreed to fund MediWound’s research and development expenses and certain manufacturing costs and perform all marketing activities for the PolyHeal Product under the 2010 PolyHeal Agreements.

On November 15, 2012, the Company informed Teva of the occurrence of a milestone under the 2010 PolyHeal Agreements, upon achievement of which, Teva was required to invest an additional $6.75 million in exchange for the Company’s ordinary shares. Following and pending such investment, the Company was required to purchase, for an identical amount, ordinary shares of PolyHeal from its existing shareholders. The Company has not received the milestone investment from Teva. The Company believes that, under the terms of the 2010 PolyHeal Agreements, it was therefore under no obligation to purchase, and has not purchased, any additional shares of PolyHeal from its shareholders.

On September 15, 2014, a statement of claim (C.F. 35822-09-14 (the “Claim”)) was filed against the Company by certain shareholders of PolyHeal. The plaintiffs allege that the Company is obligated to pay them a total amount of approximately $1.5 million in exchange for their respective portion of PolyHeal’s shares that were to be purchased following the milestone occurrence. On December 14, 2014, the Company filed a petition in defense of the Claim.

On November 12, 2017, the Tel Aviv District Court issued its ruling accepting the plaintiffs’ Claim. The Court ruled that the Company is obligated to purchase PolyHeal’s shares for approximately $6.75 million, which represents the purchase price for the total number of shares that the buyout option agreement contemplates would be acquired by the Company from the shareholders of PolyHeal. The Court ordered that the Company is obligated to purchase shares in PolyHeal from the three PolyHeal shareholders that filed the Claim, on the basis of their actual share holdings in PolyHeal as of January 15, 2013, for approximately $1.5 million, within 15 days from the date of the Court's ruling.

The Company continues to evaluate the ruling and its legal and accounting implications and the Company’s options, including a potential appeal.

About MediWound Ltd.

MediWound is a fully-integrated biopharmaceutical company focused on developing, manufacturing and commercializing novel therapeutics based on its patented proteolytic enzyme technology to address unmet needs in the fields of severe burns, chronic and other hard-to-heal wounds, connective tissue disorders and other indications. MediWound’s first innovative biopharmaceutical product, NexoBrid®, received marketing authorization from the European Medicines Agency as well as the Israeli and Argentinian Ministries of Health, for the removal of dead or damaged tissue, known as eschar, in adults with deep partial- and full-thickness thermal burns and was launched in Europe, Israel and Argentina. NexoBrid® represents a new paradigm in burn care management, and clinical trials have demonstrated, with statistical significance, its ability to non-surgically and rapidly remove the eschar earlier, relative to the existing standard of care, without harming viable tissues.

MediWound's second innovative product candidate, EscharEx®, is a topical biological drug being developed for debridement of chronic and other hard-to-heal wounds and is complementary to the large number of existing wound healing products, which require a clean wound bed in order to heal the wound. EscharEx® contains the same proteolytic enzyme technology as NexoBrid®, and benefits from existing development data on NexoBrid®. In January 2017, MediWound reported final results from the first cohort of its second Phase 2 study evaluating EscharEx for the debridement of chronic and other hard-to-heal wounds in which EscharEx met its primary endpoint demonstrating higher incidence of complete debridement with statistical significance.  For more information, please visit www.mediwound.com.

Cautionary Note Regarding Forward-Looking Statements
This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions and results related to the regulatory authorizations and launch dates. In some cases, you can identify forward-looking statements by terminology such as "believe," "may," "estimate," "continue," "anticipate," "intend," "should," "plan," "expect," "predict," "potential," or the negative of these terms or other similar expressions. Forward-looking statements are based on MediWound’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors. There is no certainty that the Company will not be required to purchase in the future other PolyHeal shareholders' shares in an additional aggregate amount of up to approximately USD 5.5 million. In particular, you should consider the risks discussed under the heading "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2016 and information contained in other documents filed with or furnished to the Securities and Exchange Commission, including without limitation the possibility the risks disclosed under the caption “Our agreements with Teva Pharmaceutical Industries Ltd., PolyHeal Ltd. and Pliva Croatia Ltd. have been terminated, expired or are otherwise not being performed and it is uncertain whether we will have continuing obligations or liabilities under these agreements” as well as the disclosure regarding litigation by certain shareholders of PolyHeal Ltd. discussed under the heading “Legal Proceedings”. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. The forward-looking statements made herein speak only as of the date of this announcement and MediWound undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

Contacts:
Sharon Malka
Chief Financial and Operations Officer
MediWound
ir@mediwound.co.il

Bob Yedid
Managing Director
LifeSci Advisors, LLC
Bob@LifeSciAdvisors.com